Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com __________________________________

James A. Lebovitz james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

June 15, 2016

VIA EDGAR

Jacob Sandoval

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation

Form 10-K (File No. 814-00757)

Dear Mr. Sandoval:

On behalf of FS Investment Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in telephone conversations on April 22, 2016 and April 25, 2016 regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the Commission on February 29, 2016 (the “Form 10-K”). For your convenience, a summary of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response. All page references are to page numbers in the Form 10-K.

Business, Page 1

1. In future filings, please describe in greater detail the competitive landscape for private middle market debt investments and, if known or reasonably available, disclose the percent of the market occupied by competitors. To the extent that the identities of your competitors are material to this discussion, please consider providing the names of your competitors as well. Please refer to Item 101(c)(1)(x) of Regulation S-K.

In future filings, the Company will include the following disclosure in “Item 1. Business”:

“Competition

Our primary competitors for investments include other BDCs and investment funds (including private equity funds, mezzanine funds and CLO funds). In addition, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in middle market private

Jacob Sandoval June 15, 2016 Page 2

U.S. companies. We also compete with traditional financial services companies such as commercial banks. We believe we will be able to compete with these entities for financing opportunities on the basis of, among other things, the experience of FB Advisor’s senior management team, together with the wider resources of GSO’s investment team. Furthermore, we believe that regulatory changes and other factors have diminished the role of traditional financial institutions and certain other capital providers in providing financing to middle market private U.S. companies and that this trend will continue and will provide additional opportunities for us to compete. For additional information, see “—Market Opportunity” and “—Potential Competitive Strengths.”

Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than us. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act imposes on us as a BDC. For additional information concerning the competitive risks we face, see “Item 1A. Risk Factors—Risks Relating to Our Business and Structure—We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.”

Risk Factors, Page 25

2. Please confirm that the Company has considered the disclosure of the most significant risks applicable to the Company. Please refer to Item 503(c) of Regulation S-K.

The Company confirms that it has considered the requirements of Item 503(c) of Regulation S-K and that the risk factor disclosure in Part I. Item 1A. “Risk Factors” of the Form 10-K contains a discussion of what the Company believes to be the most significant risks that affect the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 62

3. Please confirm if consideration has been given to the potential impact of price declines in the energy sector. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Jacob Sandoval June 15, 2016 Page 3

The Company confirms that consideration has been given to the potential impact of price declines in the energy sector. For example, the Company added a risk factor to its annual report on Form 10-K regarding the potential negative impact on the Company’s energy industry investments from a prolonged continuation of depressed oil and natural gas prices. See, “Item 1A. Risk Factors—A prolonged continuation of depressed oil and natural gas prices could negatively impact the energy and power industry and energy-related investments within our investment portfolio.” The Company also noted in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Net Change in Unrealized Appreciation (Depreciation) on Investments and Unrealized Gain (Loss) on Foreign Currency” that its net change in unrealized depreciation for the year ended December 31, 2015 was driven, in part, by decreased valuations of certain of the Company’s energy investments.

However, as of December 31, 2015, the Company did not believe that its results of operations, liquidity or capital resources would be materially impacted by then-current pricing trends in the energy sector. As of December 31, 2015, energy-related investments comprised approximately 9% of the Company’s investment portfolio based on fair value, and 87% of such energy-related investments based on fair value were in three direct originations. In these direct originations, the Company was generally at the top of the capital structure and benefited from strong asset coverage. Notwithstanding depressed energy prices as of December 31, 2015, the Company believed its investments would continue to perform well.

In light of the foregoing, the Company believes that the disclosure in its annual report on Form 10-K in respect of the potential impact of price declines in the energy sector is adequate. The Company will continue to consider the potential impact of price declines in the energy sector in its disclosure in future filings with the Commission.

Quantitative and Qualitative Disclosures About Market Risk, Page 102

4. Given the Company’s exposure to foreign currency exchange rate risk, please explain to us how the Company determined it was unnecessary to provide quantitative and qualitative disclosures about foreign currency risk. Please refer to Item 305 of Regulation S-K.

The Company respectfully submits that it did not include disclosure regarding market risk associated with foreign currency exchange rates because (i) as of December 31, 2015, the Company had an immaterial amount of investments denominated in foreign currencies that exposed the Company to risk from changes in foreign currency exchange rates and (ii) foreign currency exchange rate fluctuations have not historically had a material effect on the Company’s results of operations. The Company will continue to consider whether disclosure relating to foreign currency risk should be included in future filings under Part II, Item 7A. “Quantitative and Qualitative Disclosures About Market Risk.”

Jacob Sandoval June 15, 2016 Page 4

Consolidated Balance Sheets, Page 107

5. Please confirm whether all cash listed on the Company’s Consolidated Balance Sheets is unrestricted with respect to the financing arrangement with JPMorgan Chase Bank. Please refer to Regulation S-X, Rule 5-02(1).

The Company confirms that all cash listed on the Company’s Consolidated Balance Sheets is unrestricted with respect to the financing arrangement with JPMorgan Chase Bank.

Consolidated Schedule of Investments, Page 117

6. Please explain why in the Company’s Consolidated Schedule of Investments, the investment in Sorenson Communications, Inc.’s common equity does not have an amortized cost.

The Company received common equity in Sorenson Communications, Inc. (“Sorenson”) during the three months ended June 30, 2014 in connection with Sorenson’s bankruptcy restructuring. At such time, based on the Company’s evaluation and the court documents related to the Sorenson bankruptcy, the Company did not allocate any cost to the Sorenson common equity. As Sorenson’s financial position and results of operations had improved over time, the Company’s independent third-party valuation service that values such investment and the Company’s board of directors had increased the fair value of the Sorenson common equity to approximately $33.1 million as of December 31, 2015.

Notes to Consolidated Financial Statements

Note 4. Related Party Transactions, Page 135

7. In future filings, please provide more detailed disclosure in the notes to the financial statements describing the compensation paid to the Company’s investment sub-adviser.

In response to the Staff’s comment, the Company directs the Staff to the following disclosure in the risk factor “FB Advisor, GDFM and their affiliates, including our officers and some of our directors, face conflicts of interest as a result of compensation arrangements between us and FB Advisor, and FB Advisor and GDFM, which could result in actions that are not in the best interests of our stockholders”:

“We pay to FB Advisor an incentive fee that is based on the performance of our portfolio and an annual base management fee that is based on the average value of our gross assets, and FB Advisor shares a portion of these fees with GDFM pursuant to the investment sub-advisory agreement between FB Advisor and GDFM.”

Jacob Sandoval June 15, 2016 Page 5

Because the investment sub-adviser has been engaged by the Company’s investment adviser and the Company’s investment adviser is responsible for compensating the Company’s investment sub-adviser, the Company respectfully declines to provide additional disclosure in the notes to its financial statements describing the fees paid to the investment sub-adviser as these fees are not an obligation of the Company and do not give rise to a related party transaction of the Company that is required to be disclosed.

8. Please confirm that the Company has disclosed all related party transactions, to the extent known. Please refer to Accounting Standards Codification 850-10-50, Related Party Disclosures.

The Company confirms that it has disclosed all related party transactions, to the extent known, that are required to be disclosed.

Note 5. Distributions, Page 141

9. Please confirm that the Company records distributions as of the record date rather than the ex-dividend date.

The Company confirms that distributions are recorded as of the record date, not the ex-dividend date.

Note 8. Financing Arrangements, Page 152

10. Please confirm that the Company has provided the appropriate accounting disclosure of the financing arrangement with JPMorgan Chase Bank, in accordance with Accounting Standards Update No. 2014-11, Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures.

The Company confirms that is has provided the appropriate accounting disclosure of the financing arrangement with JPMorgan Chase Bank.

Note 11. Financial Highlights, Page 166

11. Please confirm that the Company’s calculation of total return conforms with Instruction 13 to Item 4 of Form N-2.

Jacob Sandoval June 15, 2016 Page 6

In future filings, the Company will revise the calculation of total return based on market value to assume reinvestment of distributions at prices obtained by the Company’s distribution reinvestment plan, consistent with Instruction 13 to Item 4 of Form N-2.

* * * * * * *

The Company hereby acknowledges that: (i) the review of these filings by the Commission or the Staff, acting pursuant to delegated authority, does not foreclose the Commission from taking action with the respect to the filing; (ii) the review of these filings by the Commission or the Staff, acting pursuant to delegated authority, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the review of this filing by the Commission or the Staff, acting pursuant to delegated authority, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:	James O’Connor, Esq.
Marianne Dobelbower, Esq.
Christina DiAngelo Fettig

Securities and Exchange Commission

Stephen S. Sypherd

FS Investment Corporation